

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles, Inc.
7259 East Posada Avenue
Mesa, AZ 85212

> **Re: Atlis Motor Vehicles, Inc**
> **Pre-qualification Amendment 5 to Offering Statement on Form 1-A**
> **Filed July 16, 2020**
> **File No. 24-11207**

Dear Mr. Hanchett:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Pre-qualification Amendment 5 to Offering Statement on Form 1-A filed July 16, 2020

The Offering, page 9

1. Disclosure here and under "Dilution" on page 34 that there are 17,082,467 shares of common stock outstanding before the offering is inconsistent with disclosure in Part I that there are 4,871,129 Class A shares of common stock and 12,225,048 Class D of common stock which total 17,096,177 shares of common stock outstanding and with disclosure on page 52 that there are 4,871,129 Class A shares of common stock and 12,280,753 Class D shares of common stock which total 17,151,882 shares of common stock outstanding. Please reconcile the disclosures. Additionally, indicate by footnote or otherwise on page 9 the number of Class A shares of common stock and the number of Class D shares of common stock outstanding before the offering.

Ex1A-4
Subscription Agreement, page 1

2. Revise the disclosure that the offering will close the first of (i) November 30, 2020, subject to an extension of 180 days, (ii) the date on which the maximum offering is sold, or (iii) when the board of directors elects to terminate the offering so that it is consistent with the disclosure in the offering circular that the offering will terminate the earliest of (i) January 15, 2021, subject to an extension of up to 180 days, (ii) the date on which the maximum offering is sold, or (iii) when the board of directors elects to terminate the offering.

Ex1A-13, page 1

3. Notwithstanding your response to prior comment 11, the slide was not removed. Please revise, or tell us why it is appropriate to include the company's valuation and price per share.

You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Annie Pratt